November 2, 2018

Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, MD 20850

       Re: Supernus Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-35518

Dear Mr. Khattar:

       We have reviewed your October 5, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 21, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Revenue Recognition, page 64

1. It appears from your response to prior comment 1 that your gross-to-net adjustments recorded in 2016 related to sales of prior years was significant to your operating earnings and earnings before income taxes in 2016. To the extent that re-estimates of prior year gross-to-net variable consideration is significant in future periods, please represent to us that you will disclose herein the impact on your product sales and operating results and include in your financial statements the disclosure required by ASC 606-10-50-12A.
 Jack A. Khattar
Supernus Pharmaceuticals, Inc.
November 2, 2018
Page 2
2. It appears from your response to prior comment 1 that your gross-to-net adjustment for sales returns of Oxtellar XR recorded in 2016 related to prior period sales was significant to your net product sales for Oxtellar XR in 2016 and to your estimated reserve balance at
         December 31, 2015. Given the magnitude of this adjustment recorded in 2016, please tell us how you were able to make reasonable estimates of product returns in order to recognize product sales of Oxtellar XR revenue upon product shipment under ASC 605-
         15-25-1f applicable at the time.
       You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-3638
with any questions.



FirstName LastNameJack A. Khattar                             Sincerely,
Comapany NameSupernus Pharmaceuticals, Inc.
                                                              Division of
Corporation Finance
November 2, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName